SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 15 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Horton Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 8,574,165*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,574,165*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,574,165*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 5.2%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 3 of 15 Pages

“ Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 7.1% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 15 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 1,424,099*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,424,099*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,424,099*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 15 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.2% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 15 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8.	Shared Voting Power 31,181*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,181*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,181*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together

CUSIP No. 448579102	13D	Page 7 of 15 Pages

with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the aggregate of 3,180,242 shares of Class B Common Stock that were sold by one of the Separately Filing Group Members on December 6, 2012 and December 12, 2012. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 164,002,394 shares of Common Stock outstanding as of October 26, 2012, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 26, 2012, as adjusted. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 15 Pages

EXPLANATORY NOTE: This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 7 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Person on August 22, 2012 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 4, 2012 (“Amendment No. 6”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on the information contained in an amendment to the Schedule 13D filed by a Separately Filing Group Member on December 17, 2012, a Separately Filing Group Member sold an aggregate of aggregate of 3,180,242 shares of Class B Common Stock in block trades with a broker-dealer on December 6, 2012 and December 12, 2012, at a price of $35.74 per share and $35.81 per share, respectively, for an aggregate price of $113,770,819. In accordance with the Issuer’s Amended and Restated Certificate of Incorporation, the shares of Class B Common Stock sold pursuant to such sales automatically converted upon such sales into shares of Class A Common Stock.

Based solely on the information contained in amendments to Schedule 13Ds filed by certain Separately Filing Group Members on December 18, 2012, certain of the Separately Filing Group Members transferred shares of Common Stock to other Separately Filing Group Members. These transactions did not impact the number of shares or percentage of Common Stock beneficially owned by the Reporting Persons or the Pritzker Family Group.

Schedule A attached to this Amendment No. 7 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 7 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

CUSIP No. 448579102	13D	Page 9 of 15 Pages

Based solely on the information contained in the Schedule 13D, as amended, filed by a Separately Filing Group Member, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 18,969 shares of currently issued Class A Common Stock and 90,322,256 shares of Class A Common Stock issuable upon conversion of 90,322,256 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 78.2% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.1% of the total number of shares of Common Stock outstanding and 75.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 7 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 7 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete an correct.

Dated: December 18, 2012

Horton Trust Company LLC, solely as trustee of the trusts listed on Appendix A-1.

By:	/s/ John Kevin Poorman
John Kevin Poorman President

CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller
Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm
Authorized Signatory*

/s/ Penny Pritzker
Penny Pritzker, individually

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 6 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 7 to the Schedule 13D and is incorporated by reference herein.

[Signature Page to Amendment No. 7 to Schedule 13D]

CUSIP No. 448579102	13D	Page 11 of 15 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #37M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
Penny Trust M2	Illinois
RA G.C. Trust #8M3	Illinois
F.L.P. Trust #19M2	Illinois

CUSIP No. 448579102	13D	Page 12 of 15 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #37FD	Bahamas

CUSIP No. 448579102	13D	Page 13 of 15 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	—	—	8,574,165	7.4%	5.2%	7.1%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,424,099	1.2%	0.9%	1.2%
Penny Pritzker, individually	10,499	*	20,682	*	*	*
*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the conversion of 1,623,529 and 1,556,713 shares of Class B Common Stock into Class A Common Stock pursuant to sales by a Separately Filing Group Member on December 6, 2012 and December 12, 2012, respectively.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 48,568,052 shares of the Class A Common Stock outstanding as of October 26, 2012, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 14 of 15 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	—	—	—	—
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	3.0%	2.1%	2.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	21,696,202	18.8%	13.2%	18.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	2,518,572	2.2%	1.5%	2.1%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	3.0%	2.1%	2.9%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.4%	5.2%	7.1%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	10,499	*	10,018,946	8.7%	6.1%	8.3%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.7%	6.1%	8.3%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.4%	3.8%	5.1%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	18,345,937	15.9%	11.2%	15.3%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.2%	3.7%	5.0%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	—	—	—	—
Pritzker Family Group Totals	18,969	*	90,322,256	78.2%	55.1%	75.1%

*	Less than 1% beneficial ownership

[1]

All references to the number of shares outstanding are as of October 26, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, as adjusted to account for the conversion of 1,623,529 and 1,556,713 shares of Class B Common Stock into Class A Common Stock pursuant to sales by a Separately Filing Group Member on December 6, 2012 and December 12, 2012, respectively.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 48,568,052 shares of the Class A Common Stock outstanding as of October 26, 2012, as adjusted, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]

The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock outstanding as of October 26, 2012, as adjusted.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 26, 2012, as adjusted, which is comprised of 48,568,052 shares of Class A Common Stock and 115,434,342 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 15 of 15 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 59,853 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96 and 31,852 SARs that are currently exercisable at an exercise price of $41.74. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.